EXHIBIT 77C

FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED
(the "Fund")

Meeting of Shareholders

    On April 15, 2011, the Fund held its Annual Meeting of Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund. The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

    Name          For          Withheld
    David Gale    8,656,021    269,059



Donald F. Crumrine, Morgan Gust, Karen H. Hogan and
Robert F. Wulf continue to serve in their capacities as Directors of the Fund.